FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Uranium Commences ZTEM Airborne Survey for West McArthur Project

Vancouver, Canada, July 29th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company" or “CanAlaska") is pleased to report the commencement of a property-wide deep penetrating airborne ZTEM survey on the West McArthur Project, a 50/50 joint venture between the Company and MC Resources Canada Ltd., a subsidiary of Mitsubishi Corporation (“JV").  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.

The JV initiated the survey after reviewing data available from a test survey across the Grid 1 area as well as survey data from other properties indicating the ability of the ZTEM system to resolve deep conductive targets better than existing VTEM or MEGATEM surveys.

470000
475000
480000
485000
490000
495000
500000
6425000
6420000
6415000
6410000
6405000
6400000
6395000
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6385000
6380000
N
Kirsch Lake
Ens Lakes
S-108011
S-108010
S-108012
Rabinovitch Lake
S-111413
Halliday Lake
S-107561
Close Lake
Young Lake
S-107562
Grid 1
Grid 2
S-107565
S-111412
S-107563
McArthur River Mine
Jansen Lakes
Grid 5
Fox Lake
S-107773
Hughes Lake
Firneisz Lake
Mann Lake
Marean Lake
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
2010 Grids
UTM NAD 83, Zone 13
NTS: 074H11, H14
Scale: 1: 200 000
Date: Jul. 27, 2010
Drawn by: AS
PR Jul 2010

President Peter Dasler commented, “We have been successful in locating hydrothermally-altered zones within three Grids on the West McArthur Property, based on initial MegaTEM and, later, VTEM surveys.  The aim of the JV partners is to systematically identify other similar targets and build exploration programs around them, but also to sequentially develop a new target zone each year.  In 2010, the JV concentrated on the Grid 1 target and encountered success in identifying uranium mineralization and basement offsets within the target area.  Additional drilling is required to intercept the trend of the offsets.  In the Grid 5 area, we were able to define during Winter 2010 exploration a zone of disruption within the main conductor and a strong resistivity anomaly in the same area, indicating a very good drill target for uranium mineralization.  The ZTEM survey will provide us with additional information in this immediate area as well as look for additional similar targets for future exploration planning.   Our aim is to systematically drill-test the best exploration targets during a five-year exploration plan in conjunction with our JV partner."

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.